Exhibit 99.6

News release…

Date: 21 April 2004
Ref: PR365q

First quarter operations review

Overview

•	First quarter production was adversely affected by poor weather conditions, the carry over of operational issues from 2003, especially the reduced level of production at the Grasberg copper and gold mine, and the absence of production following the disposal of non core assets. These factors were partially offset by increased production from new projects.

•	Tropical cyclone Monty severely affected production at the iron ore operations in the western Pilbara. Unusually wet weather also affected coal operations in the Hunter Valley and the Argyle diamond mine. In addition, Argyle was affected by tight mining conditions.

•	Good progress has been made in resolving the operational issues that affected performance in 2003. Grasberg remains on track to return to mining higher grades in the second quarter. Work on improving pit stability at Cordero Rojo by lowering the high wall advanced. A port rationing agreement, aimed at reducing demurrage charges at Newcastle, has been approved.

•	Market conditions for industrial minerals remain flat. In particular, titanium dioxide slag production remains curtailed in line with market demand.

•	Continuing poor ore mineralogy, combined with the timing of smelter maintenance, affected production levels at Kennecott Utah Copper.

•	Production benefited from the increased output from new projects in diamonds (Diavik), iron ore (West Angelas), coking coal (Hail Creek) and copper (Escondida).

•	The balance sheet was strengthened by proceeds of over $1 billion from the sale of non core assets. Two further transactions agreed in the first quarter are expected to be completed by the half year.

•	Reflecting the strength of the current exploration portfolio, the promising Eagle (nickel) and Dashkasan (gold) exploration discoveries were transferred to product groups for the next stage of evaluation.

All figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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IRON ORE

Rio Tinto share of production (000 tonnes)	Q1 04	vs Q1 03	vs Q4 03

Hamersley (incl share of Channar)	15,815	3%	-16%
Robe River	5,447	-6%	-18%
IOC	1,969	8%	-10%

Chinese and non-Chinese demand for all iron ore products remained strong.

Hamersley
Production was severely disrupted by tropical cyclone Monty which hit the Pilbara in early March. Mine and port facilities were closed and the subsequent flooding also affected transport infrastructure. Operations have now largely returned to normal, with the exception of Tom Price, which will remain flood affected well into the second quarter. The effects of the weather all but negated the year on year production growth achieved in January and February.

Shipments of Yandi fines continued through Cape Lambert. Agreement was reached in principle with Nippon Steel for the supply of some 150 million tonnes of Yandi ore under a long term contract of at least 20 years.

The new Eastern Range mine was commissioned and was officially opened on 19 April 2004.

Robe River
Production from Pannawonica was also affected by flooding associated with tropical cyclone Monty. Production levels have now returned to near normal, but flooding will continue to affect product quality for some weeks.

Shipments from West Angelas continued to increase although production was down on the previous quarter due to plant shutdowns facilitating capacity expansion. West Angelas reached its design capacity rate of 20 million tonnes per annum this quarter, two years ahead of schedule.

ENERGY

US Thermal Coal

Rio Tinto share of production (000 tonnes)	Q1 04	vs Q1 03	vs Q4 03

Kennecott Energy	27,403	8%	-4%

Work advanced on lowering the high wall at Cordero Rojo to alleviate the stability issues that have affected production over the last two years. Strong demand, coupled with improved performance from Cordero Rojo, resulted in sales and production eight per cent higher than in the first quarter of 2003.

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Australian Coal

Rio Tinto share of production (000 tonnes)	Q1 04	vs Q1 03	vs Q4 03

Rio Tinto Coal Australia
Hard coking coal	1,200	228%	26%
Other coal	3,964	0%	-6%
Coal & Allied
Other coal	3,332	-18%	-16%

Other coal includes thermal, semi-soft and semi-hard coking coal.

Demand for thermal coal continued to strengthen. The benefits of rising thermal coal prices will flow through progressively during the year, but particularly in the second half. Demand for coking coal remained strong.

Rio Tinto Coal Australia
The new Hail Creek coking coal mine continued to ramp up towards its initial capacity of 5.5 million tonnes. A 15 year contract to supply 30 million tonnes of Hail Creek product to Nippon Steel was signed in April and this contract will significantly underpin an expansion of the mine which is currently being studied. This, together with the change in mix of coal from the Kestrel mine, means that coking coal is becoming a more significant product for Rio Tinto.

Sales from Blair Athol were constrained by the failure of a reclaimer at the independently managed Dalrymple Bay Coal Terminal. This reduced port throughput for a period of seven weeks.

Coal & Allied
Sales through the port of Newcastle continue to be affected by port and rail congestion and demurrage charges averaged over US$2 per tonne. A port rationing agreement aimed at reducing the ship queues (and hence demurrage) was given approval by the Australian Competition and Consumer Commission (ACCC) in mid-March.

Production from all mines was affected by wet weather. An upgrade to the coal preparation plant, which reduced operating time during the modifications, also adversely affected production from the Hunter Valley Operations.

Coal & Allied came under unified management with Rio Tinto Coal Australia with effect from 1 February 2004. In addition, Mount Thorley and Warkworth mines have been managed as one operation since late January 2004. Both these organisational changes will improve efficiency and reduce costs.

Other energy operations
ERA halted operations at the mine on 24 March 2004 due to an incident in the water supply at Ranger’s processing plant. Mining operations resumed on 31 March 2004 and normal operations at the processing plant resumed on 6 April 2004.

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INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)	Q1 04	vs Q1 03	vs Q4 03

Borates	134	-4%	0%
Titanium dioxide feedstock	287	-1%	-2%

Total borates production was marginally below the first quarter of last year due to the timing of maintenance. Boric acid was produced at capacity due to continued strong demand for refined products.

Rio Tinto Iron & Titanium continued to produce slag at below capacity in line with market demand. However, the upgraded slag (UGS) plant produced at capacity.

ALUMINIUM

Rio Tinto share of production (000 tonnes)	Q1 04	vs Q1 03	vs Q4 03

Rio Tinto Aluminium
Bauxite	3,008	2%	-3%
Alumina	514	4%	-2%
Aluminium	210.1	4%	-1%

Aluminium production was broadly in line with the previous quarter as all smelters continue to operate at capacity. Due to major maintenance, alumina production at Queensland Alumina Limited was lower than in the fourth quarter of 2003 when record process flows were achieved.

COPPER

Rio Tinto share of production	Q1 04	vs Q1	vs Q4 03

Kennecott Utah Copper
Mined copper (000 tonnes)	62.5	-4%	-13%
Refined copper (0000 tonnes)	60.3	-11%	1%
Mined gold (000 ozs)	76	0%	-22%
Refined gold (000 ozs)	81	-16%	0%

Escondida
Mined copper (000 tonnes)	83.8	13%	20%

Grasberg JV*
Mined copper (000 tonnes)	5.5	-84%	-52%
Mined gold (000 ozs)	6	-96%	-94%

*The above production figures for Grasberg exclude the production attributable to Rio Tinto’s direct holding in Freeport which was sold on 30 March 2004.

Kennecott Utah Copper

Ore produced from the Bingham Canyon mine contained high arsenic levels. High arsenic levels, which will continue until at least the middle of the year, affect smelter efficiency and molybdenum recoveries. Ore production was affected by the timing of mill maintenance.

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Anode production was affected by unscheduled maintenance of the east anode refining furnace in February. The resulting build up of copper matte inventory will be run down over the coming months. Second quarter anode production will be affected by a ten day smelter shut down for scheduled maintenance that took place in early April.

Escondida

Increased production at Escondida reflected the previously announced return to its normal mine plan and production profile in January 2004. During the first quarter the concentrators operated below full throughput capacity due to difficulties in achieving the expected water recovery rates from the new tailings dam constructed during the Phase IV expansion.

Grasberg

Both copper and gold production from the Grasberg mine was significantly below preceding quarters as a consequence of the pit wall slide in the fourth quarter of 2003. Efforts were directed to accelerating the removal of waste material to restore safe access to the higher grade areas of the open pit. Freeport, the manager of the Grasberg mine, is now initiating mining activities in the high grade ore areas and expects to resume normal mining in the second quarter of 2004 with ore grades expected to improve throughout the remainder of the year.

Rio Tinto’s share of production is based on a preliminary allocation of volumes between the joint venture partners, Rio Tinto and Freeport. This allocation will not be finalised until full production has been restored.

Other copper operations

Completion of the cross cuts has brought cave management to maturity, allowing Palabora to mine higher copper grades which have more than offset lower ore tonnages being hoisted from the underground mine. A conveyor belt tear and secondary breaking issues disrupted underground production. Replacement secondary breaking equipment has been ordered.

DIAMONDS

Rio Tinto share of production (000 carats)	Q1 04	vs Q1 03	vs Q4 03

Argyle	3,612	-48%	-57%
Diavik	922	274%	40%

Tight mining conditions at Argyle as a result of the deep open pit are presently limiting mine production. Run of mine material is therefore being supplemented with lower grade stockpiled ore giving rise to lower production throughout 2004. In the first quarter this was compounded by the effects of wet weather.

Diavik continues to perform well. The process plant operated comfortably ahead of design capacity rates of 1.5 million tonnes per annum. Grades continue to reflect the processing of mud rich material that surrounds the kimberlite proper. This is expected to continue for the remainder of the year.

Construction commenced of a small scale diamond mine and plant at Murowa at a cost of $11 million. First production is expected during the second half of 2004.

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EXPLORATION AND EVALUATION

Total pre-tax expenditure on exploration and evaluation charged to the profit and loss account for the quarter ending 31 March 2004 was $34 million compared with $28 million in the comparable quarter of 2003.

Exploration drilling continued on copper porphyry targets in Southern Peru. Offers of interest to acquire Rio Tinto’s interest in the Marcona copper deposit in Peru are being evaluated. Diamonds exploration continued in Andhra Pradesh, Karnataka and Madhya Pradesh in India and mobilisation of field crews and equipment commenced at several diamond projects in Nunavut and the Northwest Territories in Canada. A 26 tonne sample was collected by drilling a kimberlite pipe in Mauritania. Work on the Simandou (iron ore, Guinea) order of magnitude study continued.

Responsibility for the discoveries at Eagle (nickel/copper, USA) and Dashkasan (gold, Iran) was transferred to the Copper group and Technology group respectively for the next stage of evaluation. Spending on the Resolution project (copper, USA) passed the level at which Rio Tinto earns 55 per cent of the project. As previously announced, this will result in the assumption of some associated environmental liabilities of $16 million. The pre-feasibility study at Resolution continues. Work commenced on the Potasio Rio Colorado project (potash, Argentina) in advance of pilot testing. 3-D seismic surveys were completed during the quarter.

ASSET DISPOSALS

The improvement in market conditions created a number of opportunities to divest non core assets for consideration of over $1 billion.

Completed sales
Rio Tinto sold its holding in Freeport-McMoRan Copper & Gold Inc (FCX) to FCX for net consideration of $882 million. In addition to the holding in FCX, Rio Tinto has a joint venture interest in production from the Grasberg mine, which is managed by FCX. The sale of FCX shares does not affect the terms of the joint venture, nor the management of the Grasberg mine.

In addition Rio Tinto completed the sale of Mineração Serra da Fortaleza Ltda, (nickel, Brazil) for about $90 million and the sale of the remaining 20 per cent interest in the Sepon project (copper/gold, Laos) for $85 million.

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Announced sales
The intended sales of Zinkgruvan (zinc, Sweden) and Rio Tinto’s 49 per cent interest in Somincor (copper/tin, Portugal) were announced in the first quarter but have yet to complete. Consideration for Zinkgruvan is expected to be $101 million plus a payment in respect of working capital. Consideration may increase by up to $5 million dependent on metal prices over the coming two years. Consideration for the Somincor interest is expected to be 58 million euros plus partial participation in copper prices in excess of 90c/lb for the first year after sale and 95c/lb in the following three years.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations

Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR	% CHANGE

		2003	2003	2004	2003	Q1 04	Q1 04
		Q1	Q4	Q1		vs	vs
Principal Commodities						Q4 03	Q1 03

Alumina	('000 t)	493	526	514	2,014	-2%	4%
Aluminium	('000 t)	202.7	211.9	210.1	818.1	-1%	4%
Borates	('000 t)	139	134	134	559	0%	-4%
Coal - hard coking coal	('000 t)	366	950	1,200	2,311	26%	228%
Coal - other Australian/Indonesian	('000 t)	10,108	8,379	7,296	38,262	-13%	-28%
Coal - US	('000 t)	25,424	28,417	27,403	108,177	-4%	8%
Copper - mined	('000 t)	231.1	182.9	180.0	867.0	-2%	-22%
Copper - refined	('000 t)	96.0	90.2	87.4	349.1	-3%	-9%
Diamonds	('000 cts)	7,156	8,968	4,534	33,272	-49%	-37%
Gold - mined	('000 ozs)	765	511	381	2,731	-25%	-50%
Gold - refined	('000 ozs)	96	81	81	308	0%	-16%
Iron ore	('000 t)	23,167	27,997	23,499	102,613	-16%	1%
Titanium dioxide feedstock	('000 t)	290	293	287	1,192	-2%	-1%

Other Metals & Minerals

Bauxite	('000 t)	2,958	3,103	3,008	12,316	-3%	2%
Lead - mined	('000 t)	10.0	14.2	10.3	47.6	-28%	3%
Molybdenum	('000 t)	1.2	1.1	1.6	4.6	45%	33%
Nickel - refined	(tonnes)	604	1,011	971	3,474	-4%	61%
Salt	('000 t)	970	1,120	1,133	4,633	1%	17%
Silver - mined	('000 ozs)	3,960	4,959	3,766	18,311	-24%	-5%
Silver - refined	('000 ozs)	975	653	778	2,963	19%	-20%
Talc	('000 t)	358	321	356	1,357	11%	0%
Tin	(tonnes)	—	60	21	100	-65%	—
Uranium	(tonnes)	873	1,406	1,431	5,158	2%	64%
Zinc - mined	('000 t)	26.8	30.4	29.9	113.0	-2%	12%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto Quarterly Operations Review	Page 8

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RIO TINTO SHARE OF PRODUCTION

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

ALUMINA
Production ('000 tonnes)
Eurallumina	56%	139	136	150	148	145	573
Queensland Alumina	39%	354	358	350	378	368	1,440

Rio Tinto total alumina production		493	495	500	526	514	2,014

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.3	18.3	18.3	19.0	18.3	73.9
Bell Bay	100%	40.7	41.8	42.3	41.9	41.8	166.6
Boyne Island	59%	77.7	75.7	76.9	80.9	80.5	311.1
Tiwai Point	79%	66.1	62.7	67.5	70.2	69.5	266.5

Rio Tinto total aluminium production		202.7	198.5	204.9	211.9	210.1	818.1

BAUXITE
Production ('000 tonnes)
Boké	4%	58	179	123	58	121	418
Weipa	100%	2,901	3,057	2,895	3,045	2,887	11,898

Rio Tinto total bauxite production		2,958	3,236	3,018	3,103	3,008	12,316

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	139	143	142	134	134	559

COAL - HARD COKING
Rio Tinto Coal Australia (a) ('000 tonnes)
Hail Creek Coal	92%	—	—	204	608	831	812
Kestrel Coal	80%	366	459	332	342	369	1,499

Rio Tinto total hard coking coal production		366	459	535	950	1,200	2,311

COAL - OTHER *
Australian coal operations ('000 tonnes)
Coal & Allied Industries
Bengalla	30%	393	538	340	608	325	1,879
Hunter Valley Operations	76%	2,395	2,226	2,198	2,272	1,988	9,091
Mount Thorley Operations	61%	525	419	475	491	407	1,910
Warkworth	42%	735	555	563	616	612	2,469
Rio Tinto Coal Australia (a)
Blair Athol Coal	71%	2,237	1,857	2,599	2,197	2,180	8,890
Kestrel Coal	80%	285	320	263	292	98	1,159
Tarong Coal	100%	1,451	1,738	1,635	1,713	1,686	6,538

Total Australian other coal		8,020	7,653	8,073	8,189	7,296	31,935

Indonesian coal operations ('000 tonnes)
Kaltim Prima Coal (b)	0%	2,088	2,338	1,711	191	—	6,327
US coal operations ('000 tonnes)
Kennecott Energy
Antelope	100%	6,233	6,648	7,130	6,795	5,919	26,806
Colowyo (c)	100%	1,110	1,194	1,093	1,138	1,467	4,535
Cordero Rojo	100%	8,187	8,535	7,448	8,501	8,589	32,671
Decker	50%	679	730	1,068	1,203	514	3,679
Jacobs Ranch	100%	7,402	7,544	8,767	8,706	8,649	32,418
Spring Creek	100%	1,814	2,293	1,887	2,074	2,265	8,069

Total US coal		25,424	26,944	27,391	28,417	27,403	108,177

Rio Tinto total other coal production		35,533	36,935	37,175	36,797	34,698	146,439

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See footnotes on page 12.

Rio Tinto Quarterly Operations Review	Page 9

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COPPER
Mine production ('000 tonnes)
Alumbrera (d)	0%	8.7	-	-	-	-	8.7
Bingham Canyon	100%	64.8	67.8	77.6	71.6	62.5	281.8
Escondida	30%	74.4	79.8	73.4	70.1	83.8	297.8
Grasberg - FCX (e)	0%	27.3	28.0	21.5	7.7	5.5	84.5
Grasberg - Joint Venture (e)	40%	33.7	34.5	28.9	11.5	5.5	108.7
Neves Corvo (f)	49%	11.0	9.9	7.5	9.6	11.6	38.0
Northparkes	80%	5.7	5.4	5.4	5.2	5.8	21.7
Palabora	49%	5.5	6.1	7.0	7.1	5.2	25.8

Rio Tinto total mine production		231.1	231.6	221.4	182.9	180.0	867.0

Refined production ('000 tonnes)
Atlantic Copper (e)	0%	10.1	10.3	9.2	8.6	7.0	38.1
Escondida	30%	10.7	11.0	11.2	11.4	11.3	44.3
Kennecott Utah Copper	100%	67.4	38.5	64.8	59.9	60.3	230.6
Palabora	49%	7.8	9.4	8.5	10.3	8.8	36.1

Rio Tinto total refined production		96.0	69.2	93.7	90.2	87.4	349.1

DIAMONDS
Production ('000 carats)
Argyle	100%	6,909	6,004	9,690	8,307	3,612	30,910
Diavik	60%	247	512	880	661	922	2,300
Merlin	100%	-	44	18	-	-	62

Rio Tinto total diamond production		7,156	6,560	10,588	8,968	4,534	33,272

GOLD
Mine production ('000 ounces)
Alumbrera (d)	0%	31	-	-	-	-	31
Barneys Canyon	100%	9	10	10	6	7	35
Bingham Canyon	100%	67	67	79	92	69	305
Cortez/Pipeline	40%	127	102	100	106	113	434
Escondida	30%	11	13	16	16	18	55
Grasberg - FCX (e)	0%	89	132	107	26	14	354
Grasberg - Joint Venture (e)	40%	163	241	223	96	6	722
Greens Creek	70%	16	19	17	17	16	70
Kelian	90%	166	112	71	74	69	422
Lihir (g)	14%	21	21	21	25	16	88
Morro do Ouro	51%	25	27	24	26	25	103
Northparkes	80%	8	7	9	15	17	39
Peak (d)	0%	20	-	-	-	-	20
Rawhide	51%	7	9	9	8	7	32
Rio Tinto Zimbabwe	56%	3	4	3	3	3	14
Others	-	1	2	2	2	2	7

Rio Tinto total mine production		765	765	691	511	381	2,731

Refined production ('000 ounces)
Kennecott Utah Copper	100%	96	65	66	81	81	308

IRON ORE
Production ('000 tonnes)
Channar	60%	1,699	1,465	1,628	1,417	1,404	6,208
Corumbá	100%	221	282	292	279	268	1,074
Hamersley	100%	13,616	15,900	16,079	17,462	14,410	63,056
Iron Ore Company of Canada (h)	59%	1,816	2,126	2,220	2,191	1,969	8,353
Robe River	53%	5,815	5,851	5,607	6,649	5,447	23,922

Rio Tinto total mine production		23,167	25,623	25,826	27,997	23,499	102,613

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 12.

Rio Tinto Quarterly Operations Review	Page 10

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.8	4.0	4.0	4.1	3.3	15.8
Zinkgruvan (i)	100%	6.2	7.5	8.0	10.1	7.0	31.8

Rio Tinto total mine production		10.0	11.5	12.0	14.2	10.3	47.6

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.2	1.1	1.2	1.1	1.6	4.6

NICKEL
Nickel in matte (tonnes)
Fortaleza (j)	0%	2,619	523	1,284	1,524	-	5,950
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress	56%	604	830	1,029	1,011	971	3,474

SALT
Production ('000 tonnes)
Dampier Salt	65%	970	1,124	1,420	1,120	1,133	4,633

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	762	808	873	1,105	730	3,548
Escondida	30%	315	360	375	368	411	1,418
Grasberg - FCX (e)	0%	236	255	207	46	79	745
Grasberg - Joint Venture (e)	40%	111	229	320	466	13	1,126
Greens Creek	70%	1,750	1,968	2,472	2,035	1,761	8,226
Zinkgruvan (i)	100%	363	447	460	571	426	1,841
Others	-	422	343	275	366	346	1,407

Rio Tinto total mine production		3,960	4,410	4,983	4,959	3,766	18,311

Refined production ('000 ounces)
Kennecott Utah Copper	100%	975	644	691	653	778	2,963

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	358	328	350	321	356	1,357

TIN
Mine production (tonnes)
Neves Corvo (f)	49%	-	23	16	60	21	100

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	290	319	291	293	287	1,192

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	859	1,019	775	858	809	3,512
Rössing	69%	14	465	620	548	622	1,647

Rio Tinto total uranium production		873	1,484	1,395	1,406	1,431	5,158

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	12.1	13.4	11.7	11.3	10.7	48.5
Zinkgruvan (i)	100%	14.7	15.6	15.1	19.1	19.2	64.5

Rio Tinto total mine production		26.8	29.0	26.8	30.4	29.9	113.0

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 12.

Rio Tinto Quarterly Operations Review	Page 11

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RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	In December 2003, Pacific Coal was renamed Rio Tinto Coal Australia.
(b)	Rio Tinto had a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.
(c)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(d)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.
(e)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(f)	Rio Tinto announced on 10 March 2004 that, subject to certain approvals, it had reached an agreement to sell its 49% interest in Somincor's Neves Corvo mine.
(g)	Following a placement of shares on 13 November 2003, and a subsequent allotment of shares under a Share Purchase Plan on 23 January 2004, Rio Tinto's interest in Lihir changed from 16.3% to 14.4%.
(h)	Rio Tinto owns 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(i)	Rio Tinto announced on 4 March 2004 that it intends to sell the Zinkgruvan mine.
(j)	Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 March 2004.

Rio Tinto Quarterly Operations Review	Page 12

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		2,901	3,057	2,895	3,045	2,887	11,898
Metal grade bauxite shipments ('000 tonnes)		2,778	2,768	2,709	3,160	2,981	11,415
Calcined bauxite production ('000 tonnes)		41	49	42	29	44	161
Boké mine	4.0%
Guinea
Bauxite production ('000 tonnes)		2,365	3,077	2,970	3,648	2,826	12,060
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		248	243	267	263	258	1,021
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		916	928	906	980	954	3,731
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.8	35.9	35.9	37.2	35.9	144.8
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		40.7	41.8	42.3	41.9	41.8	166.6
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		129.7	129.0	128.5	133.8	134.7	520.9
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		83.3	78.2	85.0	87.9	87.1	334.4

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		191.1	210.6	205.1	213.1	203.5	820.0

BORATES

Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		139	143	142	134	134	559

(a)    Production is expressed as B2 O3 content.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 13

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COAL

Coal & Allied Industries Limited

Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,298	1,776	1,122	2,008	1,075	6,203
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,363	2,136	2,028	2,620	2,255	9,146
Semi-soft coking coal production ('000 tonnes)		800	805	875	381	371	2,862
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		510	361	416	433	535	1,720
Semi-soft coking coal production ('000 tonnes)		356	330	369	377	137	1,432
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,634	1,152	1,212	1,371	1,256	5,369
Semi-soft coking coal production ('000 tonnes)		112	168	127	93	198	500

Total coal production ('000 tonnes)		7,074	6,728	6,147	7,284	5,826	27,232

Total coal sales ('000 tonnes) (a)		7,174	6,633	6,802	7,278	6,424	27,887

Coal & Allied Industries share

Share of coal production ('000 tonnes)		5,346	4,937	4,723	5,266	4,401	20,272

Share of coal sales ('000 tonnes) (a)		5,463	4,987	5,178	5,456	4,776	21,084

(a)	Sales relate only to coal mined by the operations and exclude traded coal.

Kaltim Prima Coal (a)

Indonesia	0.0%
Thermal coal:
Production ('000 tonnes)		4,177	4,675	3,422	381	—	12,655
Shipments ('000 tonnes)		4,522	3,937	4,042	309	—	12,810

(a)	Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale

Kennecott Energy and Coal Company

Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		6,233	6,648	7,130	6,795	5,919	26,806
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,110	1,194	1,093	1,138	1,467	4,535
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,187	8,535	7,448	8,501	8,589	32,671
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		1,357	1,460	2,135	2,406	1,028	7,358
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,402	7,544	8,767	8,706	8,649	32,418
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		1,814	2,293	1,887	2,074	2,265	8,069

Total coal production ('000 tonnes)		26,103	27,674	28,459	29,620	27,917	111,856

Total coal sales ('000 tonnes)		26,103	27,674	28,459	29,620	27,917	111,856

(a)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 14

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COAL (continued)

Rio Tinto Coal Australia (a)

Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		3,140	2,607	3,649	3,084	3,060	12,480
Sales ('000 tonnes)		3,237	2,689	3,179	3,473	2,867	12,577
Hail Creek Coal mine	92.0%
Queensland, Australia
Coking coal:
Production ('000 tonnes)		—	—	221	661	903	883
Sales ('000 tonnes)		—	—	114	622	890	736
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		356	400	328	365	122	1,449
Sales ('000 tonnes)		404	163	145	177	—	889
Coking coal:
Production ('000 tonnes)		458	574	415	427	462	1,873
Sales ('000 tonnes)		122	274	331	357	409	1,084
Semi-hard coking coal: (b)
Sales ('000 tonnes)		449	475	353	461	225	1,739
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		1,451	1,738	1,635	1,713	1,686	6,538
Sales ('000 tonnes)		1,635	1,614	1,623	1,749	1,749	6,620

Total coal production ('000 tonnes)		5,405	5,319	6,248	6,250	6,233	23,222

Total coal sales ('000 tonnes)		5,846	5,215	5,746	6,839	6,140	23,646

Rio Tinto Coal Australia share

Share of coal production ('000 tonnes)		4,339	4,374	5,033	5,152	5,164	18,898

Share of coal sales ('000 tonnes)		4,720	4,259	4,656	5,591	5,118	19,227

(a)	Rio Tinto Coal Australia was previously known as Pacific Coal.
(b)	Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

COPPER & GOLD

Alumbrera (a)	0.0%

Argentina
Ore treated ('000 tonnes)		7,053	—	—	—	—	7,053
Average ore grades:
Copper (%)		0.54	—	—	—	—	0.54
Gold (g/t)		0.69	—	—	—	—	0.69

Concentrates produced ('000 tonnes)		130.9	—	—	—	—	130.9

Copper in concentrates:
Production ('000 tonnes)		34.9	—	—	—	—	34.9
Sales ('000 tonnes)		37.0	—	—	—	—	37.0

Production of gold in concentrates ('000 ounces)		108	—	—	—	—	108
Production of gold in doré ('000 ounces)		16	—	—	—	—	16
Total gold sales ('000 ounces)		132	—	—	—	—	132

(a)	Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 15

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COPPER & GOLD (continued)

Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		16,744	16,416	18,888	18,299	19,619	70,347
Average copper grade (%)		1.49	1.62	1.33	1.31	1.48	1.43
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		210.8	230.9	208.2	197.1	239.6	847.0
Contained gold ('000 ounces)		37	43	52	52	58	184
Contained silver ('000 ounces)		1,050	1,200	1,251	1,227	1,370	4,728

Oxide ore treated ('000 tonnes)		3,408	3,188	3,569	3,537	3,179	13,702
Average copper grade (%)		1.10	1.11	1.02	1.03	1.25	1.06
Contained copper in leachate/mined material ('000 tonnes)		37	35	37	37	40	146

Refined production:
Oxide plant production ('000 tonnes)		35.5	36.8	37.3	38.0	37.7	147.6

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0%
Papua, Indonesia
Ore treated ('000 tonnes)		21,438	20,141	19,453	13,071	13,817	74,103
Average mill head grades:
Copper (%)		1.15	1.24	1.08	0.77	0.50	1.09
Gold (g/t)		1.26	1.95	1.79	1.00	0.41	1.54
Silver (g/t)		3.88	4.18	3.90	4.26	3.09	4.03
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		216.5	223.1	189.3	86.9	55.9	715.8
Gold in concentrates ('000 ounces)		760	1,126	1,007	369	135	3,262
Silver in concentrates ('000 ounces)		1,692	1,944	1,857	981	740	6,474

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		210.7	212.1	184.7	85.5	53.0	693.0
Gold in concentrates ('000 ounces)		742	1,080	980	369	130	3,171
Silver in concentrates ('000 ounces)		1,315	1,485	1,431	763	563	4,994

(a)	See note (e) on page 12 for details of Rio Tinto's changed interest in Freeport-McMoRan Copper & Gold and 40% interest in the expansion of Grasberg.
(b)	Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		242.1	244.6	253.0	224.7	187.1	964.4
Copper anodes produced ('000 tonnes) (c)		72.4	74.3	78.6	65.0	57.5	290.3
Copper cathodes produced ('000 tonnes)		61.2	62.5	61.4	62.0	58.4	247.1
Copper cathode sales ('000 tonnes) (d)		62.9	63.6	57.7	63.8	50.8	248.0

(c)	New metal excluding recycled material.
(d)	Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		1,844	1,833	1,995	2,180	2,119	7,853
Average Ore grades:
Gold (g/t)		3.71	2.53	1.76	1.66	1.57	2.37
Silver (g/t)		5.83	5.11	4.39	4.40	3.94	4.90
Production:
Gold ('000 ounces)		184	124	79	82	76	469
Silver ('000 ounces)		112	96	66	73	64	347
Sales:
Gold ('000 ounces)		150	147	93	47	113	437
Silver ('000 ounces)		154	—	145	—	148	299

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 16

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		919	791	865	878	781	3,452
Leached ('000 tonnes)		2,538	3,261	5,507	6,161	9,246	17,468
Sold for roasting ('000 tonnes)		140	151	111	62	96	463
Average ore grade: gold
Milled (g/t)		8.92	5.83	5.55	5.61	6.14	6.53
Leached (g/t)		1.09	1.06	0.85	0.78	0.77	0.90
Sold for roasting (g/t)		7.83	6.63	5.87	5.86	5.90	6.71
Gold produced ('000 ounces)		317	254	249	264	283	1,085
Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		171	176	185	177	182	709
Average ore grades:
Gold (g/t)		6.31	6.97	6.20	6.19	5.86	6.42
Silver (g/t)		604	655	764	671	572	675
Zinc (%)		12.9	13.4	11.1	11.8	10.7	12.3
Lead (%)		4.6	4.7	4.3	4.7	3.9	4.6
Metals produced in concentrates:
Gold ('000 ounces)		23	27	25	24	23	99
Silver ('000 ounces)		2,491	2,801	3,518	2,897	2,506	11,707
Zinc ('000 tonnes)		17.3	19.0	16.6	16.1	15.3	69.1
Lead ('000 tonnes)		5.3	5.7	5.6	5.9	4.6	22.5
Rawhide mine (a)	51.0%
Nevada, US
Ore treated ('000 tonnes)		1,230	384	—	—	—	1,614
Average ore grades:
Gold (g/t)		0.51	0.51	—	—	—	0.51
Silver (g/t)		9.4	9.1	—	—	—	9.4
Metals produced in doré:
Gold ('000 ounces)		14	17	17	15	13	64
Silver ('000 ounces)		127	158	131	114	108	530

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 17

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		9	10	10	6	7	35

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		10,929	11,284	11,904	11,988	10,497	46,105
Average ore grade:
Copper (%)		0.68	0.67	0.72	0.64	0.64	0.67
Gold (g/t)		0.28	0.25	0.31	0.31	0.28	0.29
Silver (g/t)		2.99	2.67	2.88	3.53	2.74	3.02
Molybdenum (%)		0.022	0.020	0.028	0.038	0.027	0.027
Copper concentrates produced ('000 tonnes)		282	287	298	280	262	1,147
Average concentrate grade (% Cu)		22.9	23.6	25.9	25.5	23.9	24.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		64.8	67.8	77.6	71.6	62.5	281.8
Gold ('000 ounces)		67	67	79	92	69	305
Silver ('000 ounces)		762	808	873	1,105	730	3,548
Molybdenum concentrates produced ('000 tonnes):		2.2	2.3	2.1	2.2	3.0	8.8
Molybdenum in concentrates ('000 tonnes)		1.2	1.1	1.2	1.1	1.6	4.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		231	261	282	286	279	1,060
Copper anodes produced ('000 tonnes) (c)		53.7	53.2	69.9	66.3	54.4	243.1
Production of refined metal:
Copper ('000 tonnes)		67.4	38.5	64.8	59.9	60.3	230.6
Gold ('000 ounces) (d)		96	65	66	81	81	308
Silver ('000 ounces) (d)		975	644	691	653	778	2,963

(b)	Includes a small amount of copper in precipitates.
(c)	New metal excluding recycled material.
(d)	Includes gold and silver in intermediate products.

Lihir Gold	14.4%
Papua New Guinea
Ore treated ('000 tonnes)		933	924	987	1,082	807	3,926
Average ore grade: gold (g/t)		4.92	4.65	4.88	5.26	5.12	4.94
Gold produced ('000 ounces) (b)		131	128	132	160	112	551

(a)	Following a placement of shares on 13 November 2003, and a subsequent allotment of shares under a Share Purchase Plan on 23 January 2004, Rio Tinto's interest in Lihir changed from 16.3% to 14.4%.
(b)	Gold production represents quantity of gold poured.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,306	1,315	1,284	1,263	1,275	5,168
Average ore grades:
Copper (%)		0.67	0.62	0.70	0.71	0.78	0.67
Gold (g/t)		0.31	0.32	0.45	0.70	0.73	0.44

Copper concentrates produced ('000 tonnes)		20.1	18.7	18.3	17.9	19.3	75.1

Contained copper in concentrates:
Saleable production ('000 tonnes)		7.1	6.8	6.7	6.5	7.3	27.1
Sales ('000 tonnes) (a)		8.0	3.8	4.5	6.2	2.8	22.5

Contained gold in concentrates:
Saleable production ('000 ounces)		9.5	9.0	11.4	18.7	21.0	48.6
Sales ('000 ounces) (a)		13.4	6.0	6.4	12.4	8.7	38.2

(a)	Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 18

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COPPER & GOLD (continued)

Palabora	49.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,453	2,726	3,398	2,838	2,101	11,415
Average ore grade: copper (%)		0.59	0.60	0.53	0.63	0.76	0.59
Copper concentrates produced ('000 tonnes)		35.3	38.2	43.5	46.3	35.9	163.3
Average concentrate grade: copper (%)		31.5	32.7	32.9	31.3	29.7	32.1
Copper in concentrates ('000 tonnes)		11.1	12.5	14.3	14.5	10.7	52.4
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		57.5	73.7	64.0	72.5	59.4	267.6
New copper anodes produced ('000 tonnes)		15.8	20.1	19.4	21.3	15.8	76.7
Refined new copper produced ('000 tonnes)		15.9	19.2	17.4	20.9	17.9	73.4
By-products:
Magnetite concentrate ('000 tonnes)		44	51	53	68	105	215
Refined nickel sulphate (tonnes)		61	27	26	38	53	152
Vermiculite plant
Vermiculite produced ('000 tonnes)		51.2	53.9	32.5	35.6	38.4	173.2

Peak Gold Mine (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		144	—	—	—	—	144
Average ore grades:
Gold (g/t)		5.23	—	—	—	—	5.23
Silver (g/t)		3.16	—	—	—	—	3.16
Copper (%)		0.13	—	—	—	—	0.13
Lead (%)		0.11	—	—	—	—	0.11
Zinc (%)		0.00	—	—	—	—	0.00

Bullion produced ('000 ounces)		23	—	—	—	—	23
Containing:			—	—	—	—
Gold ('000 ounces)		20	—	—	—	—	20
Silver ('000 ounces)		3	—	—	—	—	3
Gold recovered in concentrates ('000 ounces)		—	—	—	—	—	—

Total gold production ('000 ounces)		20	—	—	—	—	20

Bullion sales (fine gold) ('000 ounces)		20	—	—	—	—	20

(a)	Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada

Morro do Ouro mine	51.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,530	4,586	4,655	4,640	4,499	18,411
Average ore grade: gold (g/t)		0.44	0.46	0.45	0.43	0.45	0.44
Refined gold produced ('000 ounces)		49	53	48	51	50	201

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 19

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

COPPER & GOLD (continued)
Rio Tinto Zimbabwe
Patchway mine (a)	0.0%
Zimbabwe
Ore treated ('000 tonnes)		19	19	—	—	—	38
Average ore grade: gold (g/t)		2.17	2.10	—	—	—	2.13
Total gold produced ('000 ounces)		1	1	—	—	—	2
Renco mine	56.0%
Zimbabwe
Ore treated ('000 tonnes)		49	60	64	61	61	234
Average ore grade: gold (g/t)		3.80	3.55	3.48	3.56	3.13	3.59
Total gold produced ('000 ounces)		5	6	6	6	5	23
Total Rio Tinto Zimbabwe

Total gold produced ('000 ounces)		6	7	6	6	5	25

(a)	Rio Tinto Zimbabwe completed the sale of the Patchway mine in July 2003.

Somincor (a)

Neves Corvo mine	49.0%
Portugal
Total ore treated ('000 tonnes) (b)		425	474	354	447	448	1,700
of which, treated to extract tin ('000 tonnes)		—	8	4	10	5	22
Average ore grades:
Copper (%)		6.00	5.07	5.13	5.15	6.02	5.33
Tin (%)		—	1.74	2.26	2.46	2.15	2.16
Copper production:
Copper concentrates produced ('000 tonnes)		93.8	85.5	66.2	84.0	100.1	329.6
Copper concentrate grade: copper (%)		23.9	23.5	23.2	23.4	23.7	23.5
Copper in concentrates produced ('000 tonnes)		22.4	20.1	15.4	19.6	23.7	77.5
Tin production:
Tin concentrates produced ('000 tonnes)		—	0.1	0.1	0.2	0.1	0.3
Tin concentrate grade: tin (%)		—	54.1	60.7	64.3	63.9	61.0
Tin in concentrates produced ('000 tonnes)		—	0.0	0.0	0.1	0.0	0.2

(a)	Rio Tinto announced on 10 March 2004 that, subject to certain approvals, it had reached agreement to sell its 49% share in Somincor.
(b)	Total ore treated for both copper and tin production.

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,509	2,305	2,601	2,372	2,066	9,787
AK1 Diamonds produced ('000 carats)		6,909	6,004	9,690	8,307	3,612	30,910

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		202	304	388	300	394	1,194
Diamonds recovered ('000 carats)		411	854	1,466	1,101	1,537	3,833

Merlin (a)	100.0%
Northern Territory, Australia
Ore processed ('000 tonnes)		204	33	—	—	—	237
Diamonds recovered ('000 carats)		—	44	18	—	—	62

(a)	Ore mining and processing ceased during the second quarter of 2003.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 20

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

IRON ORE
Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,	100.0%
Marandoo, Yandicoogina and Brockman		13,616	15,900	16,079	17,462	14,410	63,056
Channar	60.0%	2,832	2,442	2,713	2,361	2,341	10,347

Total production ('000 tonnes)		16,448	18,341	18,792	19,823	16,751	73,404

Total sales ('000 tonnes) (a)		17,762	17,948	18,636	19,987	17,664	74,333

(a)	Sales represent iron ore exported from Western Australian ports (previously reported as Total shipments).

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		272	712	958	706	462	2,648
Pellets ('000 tonnes)		2,820	2,908	2,823	3,026	2,892	11,577
Sales:
Concentrate ('000 tonnes)		290	570	664	1,093	431	2,617
Pellets ('000 tonnes)		1,963	3,761	2,820	3,767	2,072	12,311

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes (a)		221	282	292	279	268	1,074
(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		8,055	8,361	7,583	8,035	6,281	32,034
Sales ('000 tonnes)		7,054	8,137	8,413	7,470	7,325	31,073
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		2,917	2,678	2,996	4,510	3,997	13,102
Sales ('000 tonnes)		2,908	2,943	2,585	4,350	4,742	12,785

NICKEL
Rio Tinto Brasil
Fortaleza mine	0.0%
Brazil
Production (tonnes)		2,619	523	1,284	1,524	—	5,950

(a)	Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Rio Tinto Zimbabwe
Empress Nickel refinery	56.0%
Zimbabwe
Production (tonnes)		1,078	1,481	1,836	1,804	1,733	6,199

SALT
Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,493	1,731	2,186	1,725	1,745	7,135

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 21

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RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2003	2003	2003	2003	2004	2003

TALC

The Luzenac Group	99.9%
Australia, Europe, and North America
Talc production ('000 tonnes)		358	329	350	321	356	1,358

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		290	319	291	293	287	1,192

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,256	1,490	1,133	1,255	1,183	5,134

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		20	678	904	799	907	2,401

ZINC

Zinkgruvan Mining AB	100.0%
Sweden
Ore treated ('000 tonnes)		167	189	191	227	196	774
Average ore grades:
Zinc (%)		9.5	9.1	8.8	9.3	10.6	9.2
Lead (%)		4.3	4.4	4.8	5.3	4.2	4.7
Silver (g/t)		99	101	102	105	95	103
Production of zinc concentrate ('000 tonnes)		26.3	28.2	27.5	35.0	34.8	117.0
Production of lead concentrate ('000 tonnes)		9.1	11.0	11.3	14.4	9.9	45.8

Production of metal in concentrates:
Zinc ('000 tonnes)		14.7	15.6	15.1	19.1	19.2	64.5
Lead ('000 tonnes)		6.2	7.5	8.0	10.1	7.0	31.8
Silver ('000 ounces)		363	447	460	571	426	1,841

(a) Rio Tinto announced on 4 March 2004 that it intends to sell the Zinkgruvan mine.

Rio Tinto percentage interest shown above is at 31 March 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto Quarterly Operations Review	Page 22

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		Page

Gold (continued)

Lihir	Papua New Guinea	18
Morro do Ouro	Brazil	19
Northparkes	Australia	18
Peak	Australia	19
Rio Tinto Zimbabwe:		20
– Patchway	Zimbabwe	20
– Renco	Zimbabwe	20

Iron Ore

Corumbá	Brazil	21
Hamersley:	Australia	21
– Brockman	Australia	21
– Channar	Australia	21
– Marandoo	Australia	21
– Mt Tom Price	Australia	21
– Paraburdoo	Australia	21
– Yandicoogina	Australia	21
Iron Ore Company of Canada	Canada	21
Robe River	Australia	21

Lead/Zinc

Kennecott Minerals:	US	17
– Greens Creek	US	17
Zinkgruvan	Sweden	22

Molybdenum

Bingham Canyon	US	18

Nickel

Empress refinery	Zimbabwe	21
Fortaleza	Brazil	21

Salt

Dampier Salt	Australia	21

Silver

Bingham Canyon	US	18
Escondida	Chile	16
Grasberg	Indonesia	16
Greens Creek	US	17
Zinkgruvan	Sweden	22

Talc

Luzenac	Australia/Europe/
	US/Canada	22

Tin

Neves Corvo	Portugal	20

Titanium dioxide feedstock

QIT mine and smelter	Canada	22
Richards Bay Minerals mine and smelter	South Africa	22

Uranium

Energy Resources of Australia	Australia	22
– Ranger	Australia	22
Rössing	Namibia	22

Rio Tinto Quarterly Operations Review	Page 23